Exhibit 99.1     Inbound shareholder enquiries questions & answers — 13 November 2009
Inbound Shareholder Questions & Answers
Anticipated Questions/Issues:
A: General “What is happening” Questions
1.	I have received a letter from Cadbury/read the news about the Kraft Offer. Can you give me a brief summary of what is going on?
Kraft has made an unsolicited Offer to buy your Cadbury shares. Your Board of Directors has rejected the Offer as fundamentally undervaluing your Company and recommends that shareholders reject the Offer as well.
2.	What is Kraft offering for my Cadbury Shares?
The Offer is for 300p (£3) cash and 0.2589 Kraft shares per Cadbury share.
     Or
The Offer is for 1,200p (£12.00) cash and 1.0356 Kraft shares per Cadbury ADR.
3.	What is the value of the Offer?
The implied value (based on the closing price of USD 26.78 for a Kraft share on 6 November 2009 and an exchange rate of 1.6609 USD / GBP) was 717 pence (£7.17) for each Cadbury share.
4.	I understand the Kraft Offer originally valued my Cadbury shares at 745p (£7.45), but in your letter/the news/Kraft’s announcement it states that the Offer is worth 717p (£7.17). Why has this changed?
Kraft has offered a mixture of cash and Kraft shares for your Cadbury shares. The decreased valuation, as calculated on November 6, is due to a decrease in Kraft’s share price and fluctuations in the Sterling/US Dollar exchange rate.
5.	Where are Kraft shares listed and traded?
They are listed and traded on the New York Stock Exchange.
6.	If I want to reject the offer, what should I do?
You should take no action and you should not authorize anyone to take any action in relation to the offer on your behalf. If you are in any doubt about what action to take, please contact your financial adviser.
7.	If I want to accept Kraft’s offer, what do I do?
It is not possible to accept the offer until the offer document has been made available. If you are in any doubt as to what action to take, you should speak to your financial adviser.”
8.	What happens next?
In the near future Kraft will make available its official Offer document. Within approximately two weeks of this Offer document being available, Cadbury’s Board of Directors will publish its response to Kraft’s Offer in which Cadbury will formalise its recommendation to reject the Offer and set out in more detail why it believes the Offer falls well short of reflecting the value of Cadbury.

9.	How can I get a copy of the Kraft Offer?
The announcement made by Kraft Foods on Monday, 9 November, 2009, along with other documents published by Cadbury and Kraft to date in relation to the Offer, can be seen at: www.cadburyinvestors.com
10.	The press has referred to this as a hostile take-over bid. What does that mean?
A hostile takeover bid is when an approaching company seeks to buy a target company without the support of the target company’s Board.
11.	Do I have to decide anything now?
No. In the near future Kraft will make available its official Offer document. Within approximately two weeks of this Offer document being available, Cadbury’s Board of Directors will publish its response to Kraft’s Offer in which Cadbury will formalise its recommendation to reject the Offer and set out in more detail why it believes the Offer falls well short of reflecting the value of Cadbury.
12.	Do I have to tender/accept the Offer in relation to my shares?
No. Kraft’s Offer is voluntary. Each shareholder is entitled to make their own decision.
13.	Can I be forced to sell my shares to Kraft/accept the Offer?
You can only be forced to sell your shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder. If this scenario were to occur, the consideration for the remaining shares would be the same consideration as stated in the Offer document.
14.	When will this all be over?
Normally an offer would not be declared unconditional or lapse any later than 60 days after the offer document being posted.
15.	What would happen if another company put an offer in?
Cadbury’s Board is legally obliged to review all offers, after which they will communicate their recommendations to all shareholders.
A competing bid may also mean that the offer period in relation to Kraft’s bid is extended.
16.	Do you think another company will enter the bidding?
We can not comment on what other companies may or may not decide to do.
B: CADBURY RESPONSE
1.	What is the Board of Cadbury doing in response to the Kraft Offer?

As set out in Cadbury’s response statement on 9 November, in due course the Board will be communicating with shareholders to set out in more detail why it believes the Offer falls well short of reflecting the value of Cadbury.
2.	Why has the Board of Cadbury rejected the Offer?
The reasons for the board’s rejection of the offer are set out in Cadbury’s response statement of 9 November.
3.	Why does Cadbury believe it is more valuable to shareholders if it remains independent?
The reasons for the board’s rejection of the offer are set out in Cadbury’s response statement of 9 November.
4.	If Cadbury remains independent will it continue to pay a dividend?
We cannot comment on this.
5.	Is Cadbury worth more than Kraft is offering?
The reasons for the board’s rejection of the offer are set out in Cadbury’s response statement of 9 November.
C: KRAFT OFFER SPECIFIC QUESTIONS
DEFAULT
If, at any time, the question relates to Kraft and the terms and timing of its Offer:
Unfortunately, your question relates to a subject matter we are unable to comment on. However, I would like to point out that Kraft has made an unsolicited Offer to buy your Cadbury shares which your Board has rejected as fundamentally undervaluing your Company and it recommends that shareholders reject the Offer.

D: FINANCIAL ADVICE QUESTIONS
General Advice
DEFAULT
We are not permitted to give any advice or make any recommendation regarding the disposition of your Cadbury shares. You are encouraged to read Cadbury’s response documentation (when available) and if you are in doubt about the contents of this documentation or the action you should take you should contact your financial adviser.
Tax Advice
We are not permitted to give any advice on tax issues. Please contact your financial advisor/tax accountant or contact your local Inland Revenue office for information.
E: OTHER QUESTIONS
1.	I didn’t know Cadbury was for sale, is this recent?
The offer by Kraft is unsolicited.
2.	What is a hostile takeover?
A hostile takeover is when an approaching company seeks to buy a target company without the support of the target company’s Board.
F: SHARE MAINTENANCE QUESTIONS:
DEFAULT — ORDINARY SHARES
If, at any time, the question relates to a shareholder’s registration with Computershare Investor Services or any other Shareholder Services issue:
Unfortunately, I am unable to answer your question. This helpline has been established in connection with Cadbury’s response to the unsolicited offer from Kraft Foods.
However, you may find answers to your questions in the “Investors” section of Cadbury’s corporate website.
Ordinary shareholders:
Alternatively, I can direct you to Cadbury’s registrar, Computershare Investor Services. Their telephone number is 0870 873 5803.
or
ADR Holders:
Alternatively, I can direct you to Cadbury’s ADR Depositary Agent, JPMorgan Chase Bank. Their U.S. telephone number is:
- For callers in the US: 1 800 990 1135
- For callers outside the US: 001 651 453 2128.

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